UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Candidates nominated by minority shareholders for the Board of Directors and Fiscal Council

—

Rio de Janeiro, March 27, 2023 – Petróleo Brasileiro S.A.- Petrobras informs that it received from minority shareholders holding common shares nomination of candidates for the Board of Directors (BoD), whose election for eight vacancies will take place at the Ordinary General Meeting of 27 April 2023, if the multiple vote procedure is adopted pursuant to art. 141, "caput" of Law No. 6.404/76. In addition, the Company received nominations from minority shareholders holding common and preferred shares for the Fiscal Council (FC), whose election will also take place at the 2023 Annual General Meeting.

Shareholders holding common shares FIA Dinâmica, managed by Banco Clássico S.A., and other investment funds holding common shares managed by ESH Capital Ltda and RPS Administradora de Recursos Ltda nominated the following candidates:

Candidates nominated by common minority shareholders
Name	Position
José João Abdalla Filho	BoD Member
Marcelo Gasparino da Silva	BoD Member
Michele da Silva Gonsales Torres	FC Member representing common minority shareholders (Main)
Aloisio Macário Ferreira de Souza	FC Member representing common minority shareholders (Substitute)

Shareholders holding preferred shares Geração L. Par Fundo de Investimento em Ações, managed by Plural Investimentos Gestão de Recursos Ltda, Mr. Hagop Guerekmezian, Mr. Hagop Guerekmezian Filho, Mrs. Kathleen Nieto Guerekmezian Mesquita, Mrs. Regina Nieto Motta Guerekmezian, and Mrs. Karoline Guerekmezian Velloso, as well as other investment funds holding preferred shares managed by Alaska Investimentos Ltda, Claritas Administracao de Recursos Ltda, ESH Capital Ltda, Navi Capital - Gestora de Valores Ltda. nominated the following candidates:

Candidates nominated by preferred minority shareholders
Name	Position
João Vicente Silva Machado	FC Member representing preferred minority shareholders (Main)
Rochana Grossi Freire	FC Member representing preferred minority shareholders (Substitute)

Respecting the terms of CVM Instruction 481/09, the candidate's names will be included in the Distance Voting Ballot.

These nominations will be submitted to the Company's internal governance procedures, observing the Policy for Nominating Members of Senior Management, for analysis of legal and management and integrity requirements and subsequent manifestation by the People Committee.

www.petrobras.com.br/ri

Para mais informações:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Relações com Investidores

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19 Andar – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

Below are the resumes of the nominated candidates.

José João Abdalla Filho. Mr. José João Abdalla Filho, also known as Juca Abdalla, through his investment vehicles, is one of B3's largest individual long-term investors, in amounts in excess of R$ 20 billion, focusing on the Oil and Gas, Energy and mining, and whose positions have been carried for more than 10 years. Despite being an alternate for a period, in both companies Cemig and CEG alternates attend the meetings of the Board of Directors, which gave him an important background in the Energy and Oil and Gas segments, and whose performance has always been based on respect for the interests of all stakeholders, especially in state-controlled companies. With a focus on controlling operating costs, capital allocation discipline and return equivalent to the risk assumed by all stakeholders, especially the companies' shareholders, always with a long-term vision, Board Member Juca seeks to support the performance of the Management.

Marcelo Gasparino da Silva. Mr. Marcelo Gasparino da Silva is a lawyer graduated from UFSC and Specialist in Corporate Tax Administration from ESAG. He has executive training in mergers and acquisitions at the London Business School, and CEO training at Fundação Getúlio Vargas (IBE / FGV / IDE). He is a professor at the ENÁ Foundation. He practiced law for 15 years (1995-2010), starting an executive career as Legal-Institutional Director of CELESC (2007-2009). Board Member certified by the IBGC since 2010, in the last 12 years he has served as an Independent Board Member in publicly-held companies, with more than 30 mandates as Board of Directors and 5 as Audit Board Member. He is Chairman of the Board of ETERNIT (2017-current) and Board Member of VALE (2020-current) and Petrobras (2021-current). At VALE, he is Coordinator of the Sustainability Committee and member of the Nomination Committee and was a member of the Operational Excellence and Risks Committee (2020-2022). At Petrobras, he is Chairman of the Minority Shareholders Committee, and member of the Committees for: Investments; Audit of Petrobras Conglomerate Companies; and Safety, Environment and Health. At CEMIG, he is a member of the Finance and Strategy Committee. At ETERNIT he is Coordinator of the Photovoltaic Generation Committee. With passages through the mining and steel, oil & gas, petrochemical, logistics, generation, transmission and distribution of energy, basic industry, civil construction, photovoltaic generation, storage and basic sanitation sectors, he acquired skills that allow him to contribute to the most diverse subjects and strategies. He was part of emblematic cases of minority activism, such as: the election of the first and only Chairman nominated and elected by minorities at Usiminas (2015); the first minority election by multiple vote (Eletrobras-2016; Vale-2019 and Petrobras 2020); the contestation at the CVM of the proposal to include the “negative vote” in the electoral process for the Board of the Brazilian Public Company (Vale 2021); the election of 4 alternative candidates in the first electoral process of Vale Corporation (2021); the first time that minority shareholders elect 2 directors through the multiple voting process at Petrobras (2022). In April 2017, he assumed the Presidency of the Board of Directors of ETERNIT to lead its turnaround with the election of a new board, but with the restriction on the use of Chrysotile Asbestos in Brazil, the company started the Judicial Recovery process (2018). Leading the board in the complex moment, he worked on the diversification of ETERNIT's portfolio, through the photovoltaic energy area, one of the most successful processes in Brazil. He was a member of the boards of Bradespar (2015-16), Battistella (2016-17), Casan (2019), Celesc (2011-14 and 2018-19), Companhia Energética de Minas Gerais (CEMIG) (2016-2022), Eletrobras (2012-14 and 2016), Eletropaulo (2016-18), Gasmig (2020-21), Kepler Weber (2017-20) Tecnisa (2012-14) and Usiminas (2012-16). He was a member of the Fiscal Council of AES TIETÊ (2013-14), BRADESPAR (2014-15), BRASKEM (2018-19) and Petrobras (2018-21). He is the oldest External Consultant for the Innovare Award.

www.petrobras.com.br/ri

Para mais informações:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Relações com Investidores

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19 Andar – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

Michele da Silva Gonsales Torres. Mrs. Michele da Silva Gonsales Torres is a lawyer, specialist in Corporate Law, specialist in Compliance by LEC- Legal, Ethics & Compliance, and since 2018 she has been a partner at Alves Ferreira e Mesquita Sociedade de Advogados. She has experience in: Corporate Governance; Compliance; Management of Legal Departments; Risk Assessment and Management; Analysis, Preparation and Management of various contracts; Corporate; Legal strategic planning for business structuring; Structuring of operations involving Equity Investment Funds and real estate developments; Elaboration of legal opinions - Compliance, Corporate Law, Capital Markets. Member of the Compliance Committee of the Lawyers Institute of SP-IASP. Member of the Compliance Committee of the Brazilian Bar Association-OAB/SP. Member of Cemig's Fiscal Council - 2018/2019 and 2020/2022. Member of the Fiscal Council of Light since 2019.

Aloisio Macário Ferreira de Souza. Mr. Aloisio Macário Ferreira de Souza holds a Bachelor of Science in Accounting. He holds an MBA in Commercial and Investment Banking Management from the Corporate University of CITIBANK-USA; MBA in Advanced Business Valuation Modeling -LLM lnt. Business; and MBA in Supplementary Pension - Coppead I UFRJ. He has certifications from the IBGC-Brazilian Institute of Corporate Governance for acting on Fiscal and Administration Councils. He was Vice President of Human Resources and Information Technology at USIMINAS; Coordinator of the IBGC Rio Chapter; Manager of Corporate Governance and Minority Interest at PREVI; Coordinator at the Division of Analysis and Valuation of Assets at BB-DTVM; Advisor in the International Area of BANCO DO BRASIL; Member of the Board of Directors of GASMIG, USIMINAS and CPFL Energia; Member of the Fiscal Council of ETERNIT, ELETROBRAS and CELESC; and Member of CELESC's Statutory Audit Committee. He is currently a member of the Fiscal Council of BANCO DO BRASIL and NORTE ENERGIA; Member of the Audit Committee of VIVEST; and Member of the Board of Directors of Cia Energética de Minas Gerais - CEMIG.

www.petrobras.com.br/ri

Para mais informações:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Relações com Investidores

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19 Andar – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

João Vicente Silva Machado. Mr. João Vicente Silva Machado is a lawyer, graduated in Law from the University of Vale do Itajaí – Univali, since December 2006, with extensive experience in the Judiciary of Santa Catarina, having acted as legal advisor in offices of the First Chamber of Public Law in November from 2007 to February 2012. From March 2012 to February 2014, he served as a Correctional Advisor at the Internal Affairs Office of Justice of Santa Catarina. From March 2014 to October 2015, he was Legal Secretary, head of the Judge's Office of the Third Chamber of Public Law of the TJSC. From November 2015 to February 2017, he was Cabinet Officer, leading position, of the Judge's Office of the Third Chamber of Commercial Law of the TJSC and, since then, he has served as legal advisor in the cabinet of a member of the Fourth Chamber of Public Law of the TJSC. TJSC until July 2020. In July 2020, he held management positions in private companies, in addition to business law, with a focus on Corporate Governance. He has a specialization in Contemporary Civil Procedural Law from the University of Southern Santa Catarina – Unisul, a Corporate Governance course with a diploma issued by FGV Online and training in the Course for Certification of Administrators for Public Companies and Mixed Economy Companies of the State of Santa Catarina - ENA Brazil - School of Government Foundation. He is a member of the Fiscal Council of CEMIG – Cia Energética de Minas Gerais (2022-2024) and was a member of the Fiscal Council of Eternit S.A. (2020-2022). He was an alternate member of the Fiscal Council of Tecnisa S.A. (2019-2020).

Rochana Grossi Freire. Mrs. Rochana Grossi Freire has a master's degree in Marketing and Strategic Planning. International certification in risk management (ISO 31000 and COSO), risk assessment tools (ISO 31010), Management Systems Audit (ISO 19011), corporate governance in public companies (Law 13,303), Compliance (ISO 19600) and Audit Leader in Anti-Bribery Management Systems – ISO 37001), Audit and Internal Controls (IACM Model). Solid experience in strategic leadership of risk management, governance and compliance, communication, marketing and sales, industrial, agribusiness, health and service and retail, with implementation of processes to manage financial, operational and reputational risks, with implementation of frameworks in governance, internal controls, general data protection law and compliance programs. Strong people management skills committed to the highest ethical standards. In-depth knowledge of global and domestic markets with a focus on corporate and customer strategies. Strong analytical and problem-solving skills applied to profit and market share. Excellent written and verbal communication in English, Portuguese and Spanish.

www.petrobras.com.br/ri

Para mais informações:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Relações com Investidores

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19 Andar – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer